On March 21, 2014, Fidelity Europe Capital Appreciation Fund, and series of Fidelity Investment Trust, transferred all of its shares to Fidelity Europe Fund, a series of Fidelity Investment Trust, solely in exchange for shares of Fidelity Europe Fund and the assumption by Fidelity Europe Fund of Fidelity Europe Capital Appreciation Fund's liabilities, and such shares of Fidelity Europe Fund were distributed constructively to shareholders of Fidelity Europe Capital Appreciation Fund in complete liquidation and termination of Fidelity Europe Capital Appreciation Fund. The transaction was approved by the Board on September 18, 2013 and by shareholders of Fidelity Europe Capital Appreciation Fund on February 12, 2014.